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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. ___)

                          BERKSHIRE HILLS BANCORP, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                                    084680107
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                                 (CUSIP Number)

                                  MORRIS MASSRY
  c/o Tri City Rentals, 255 Washington Avenue Extension, Albany, New York 12205
               TELEPHONE: (518) 862-6600, TELEFAX: (518) 862-6611
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 19, 2004
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

------------------------
(1) The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (PAGE 1 of 5 PAGES)



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CUSIP NO. 084680107                     13D                    PAGE 2 OF 5 PAGES


(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MORRIS MASSRY
         -----------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   [ ]
                                                               (b)   [ ]
         -----------------------------------------------------------------------
(3)      SEC USE ONLY

         -----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         -----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
         IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
         -----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA
         -----------------------------------------------------------------------
                    (7)      SOLE VOTING POWER
NUMBER OF                    312,300 (5.32%) (1)
SHARES              ------------------------------------------------------------
BENEFICIALLY        (8)      SHARED VOTING POWER
OWNED BY                     0
EACH                ------------------------------------------------------------
REPORTING           (9)      SOLE DISPOSITIVE POWER
PERSON WITH                  312,300 (5.32%) (1)
                    ------------------------------------------------------------
                    (10)     SHARED DISPOSITIVE POWER
                             0
                    ------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         312,300 (5.32%)
         -----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                     [ ]
         -----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.32%
         -----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
         IN
         -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 084680107                      13D                   PAGE 3 OF 5 PAGES

Item 1.  Security and Issuer.
         This statement relates to the common shares of Berkshire Hills Bancorp, Inc. (the "Issuer"), which has its principal executive offices at 24 North Street, Pittsfield, MA 01201.

Item 2.  Identity and Background.
         The person filing this statement is a natural person.
         (a) The name of the person filing this Schedule is Morris Massry, residing at 2 Cobblehill Road, Loudonville, New York 12211.
         (b) The business address is c/o 255 Washington Avenue Extension, Albany, NY 12205
         (c) Mr. Massry is a citizen of the United States of America.
         (d) Mr. Massry's principal occupation is real estate investment.
         (e) During the last five years, Mr. Massry has not been convicted in a criminal proceeding.
         (f) During the last five years, Mr. Massry has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order, enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         The source of funds used in making the purchases by Mr. Massry is funds owned by him individually and acquired by him as a result of his real estate investment business activities.

Item 4.  Purpose of Transaction.
         The purpose of the acquisition of securities of the Issuer is for investment purposes. The Reporting Person has for a number of years invested in publicly traded stocks, including bank stocks.

The Reporting Person does not currently have any plans or proposals which relate to or would result in:

         1. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
         2. an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
         3. a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
         4. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         5. any material changes in the present capitalization or dividend policy of the Issuer;
         6. any other material changes in the present capitalization or dividend policy of the Issuer;
         7. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
         8. causing a class of securities of the Issuer to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;
         9. a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
         10. any action similar to any of those enumerated above.

There can be no assurance however, that in the future the reporting person may not pursue any or all of the above.



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CUSIP NO. 084680107                     13D                    PAGE 4 OF 5 PAGES

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 312,300 shares of the Issuer's common stock representing five and 32/100ths percent (5.32%) of this class of the Issuer's securities. The Reporting Person's percentage of interest has been computed on the basis of 5,871,261 shares outstanding on August 3, 2004 as reported by Issuer on September 17, 2004.

         (b) The Reporting Person owns and has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 312,300 shares, or 5.32% of the Issuer's Common Stock.

         (c) The following are transactions that were effected by the Reporting
         Person:

             Transaction Date          No. of Shares                  Price
             ----------------          -------------                  -----
                 09/06/01                      5,000                 92,302.35
                 09/07/01                      6,000                110,012.34
                 09/25/01                      3,600                 64,013.23
                 09/26/01                        500                  8,887.35
                 09/26/01                        500                  8,885.00
                 09/28/04                        200                  3,594.35
                 11/09/01                        200                  3,772.35
                 11/09/01                      1,000                 18,850.00
                 12/10/01                     10,000                197,967.35
                 01/14/02                     10,000                201,660.00
                 01/23/02                      5,100                106,901.00
                 01/29/02                      2,500                 53,155.00
                 02/15/02                     10,000                221,105.00
                 02/15/02                     20,000                442,505.00
                 02/19/02                     10,000                221,505.00
                 02/20/02                     20,000                442,505.00
                 02/21/02                     20,000                441,455.00
                 02/22/02                     50,000              1,103,805.00
                 (02/25/02                     3,900                 86,039.00*
                 02/28/02                     14,300                315,963.50
                 03/01/02                     15,000                330,000.00
                 03/04/02                     15,100                332,195.47
                 03/05/02                     25,000                551,505.00
                 03/06/02                     20,000                441,205.00
                 04/08/02                     10,000                232,005.00
                 04/25/02                     20,000                441,205.00
                 10/19/04                     14,300                515,658.00
                 10/19/04                        100                  3,601.00
                                             312,300             $6,992,257.29

         *owned by Esther Massry, spouse of the Reporting Person, and consolidated with the Reporting Person's ownership




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CUSIP NO. 084680107                 13D                        PAGE 5 OF 5 PAGES

         (d) The following are transactions that were effected by the Reporting
         Person:
             NONE

         (e) ___

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
         NONE.

Item 7.  Materials to be Filed as Exhibits.
         NONE.


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.



Dated: October 25, 2004


/s/ MORRIS MASSRY
    -----------------
    Morris Massry